October 15, 2004
Walnut Creek, CA . . . .

Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353

BWC FINANCIAL CORP. ANNOUNCES THIRD QUARTER & YEAR-TO-DATE EARNINGS

James L. Ryan, Chief Executive Officer and Chairman of the Board of BWC Financial Corp. and its subsidiaries Bank of Walnut Creek and BWC Mortgage Services, announced third quarter and year-to-date 2004 earnings.

Net income for the Corporation for the nine months ending September 30, 2004 was $3,858,000 or $0.98 diluted earnings per share, compared to net income of $3,616,000 or $0.92 diluted earnings per share for the same period in 2003.

Earnings for the first nine months of 2004 represent a return on average assets (ROA) of 1.05% and return on average equity (ROE) of 11.20%, compared to an ROA of 1.11% and ROE of 11.29% for the same period last year.

Third Quarter 2004 income was $1,568,000 or $0.40 diluted earnings per share compared to Third Quarter 2003 income of $1,418,000 or $0.36 diluted earnings per share. Earnings for Third Quarter 2004 represent a return on average assets (ROA) of 1.26% and return on average equity (ROE) of 13.46%, compared to 1.22% ROA and 13.07% ROE for Third Quarter 2003.

Total assets of the Corporation at September 30, 2004 were $516,613,000, compared to assets of $463,909,000 for the same period in 2003.

Founded in 1980, Bank of Walnut Creek headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Livermore and Pleasanton with a regional commercial banking office in San Jose. BWC Mortgage Services, with headquarters at 3130 Crow Canyon Place in San Ramon, has mortgage consultants in each of the Bank's branch offices and additional offices in Concord, Tahoe City and Reno.

Additional details may be found in the Summary of Consolidated Financial Results for Third Quarter and Year to Date 2005 in the table below:

http://www.bowc.com
Nasdaq: BWCF

Selected Financial Data - Summary:

The following table provides certain selected consolidated financial data as of and for the three month and nine-month periods ended September 30, 2004 and 2003.

SUMMARY INCOME STATEMENT	Quarter Ended September 30,		Year to Date September 30,	
(Unaudited in thousands except share data)	**2004**	**2003**	**2004**	**2003**
Interest Income	$ 7,341	$ 7,031	$ 21,337	$ 19,655
Interest Expense	1,191	1,212	3,680	3,281
Net Interest Income	6,150	5,819	17,657	16,374
Provision for Credit Losses	150	450	975	1,050
Non-interest Income	3,654	5,322	11,615	13,728
Non-interest Expense	6,896	7,942	21,308	22,160
Minority Interest	211	481	775	1,060
EBIT	2,547	2,268	6,214	5,832
Income Taxes	979	850	2,356	2,216
Net Income	$ 1,568	$ 1,418	$ 3,858	$ 3,616
Per share:				
(Share and share equivalents have been adjusted for the stock dividend granted in December 2003)				
Basic EPS	$ 0.40	$ 0.36	$ 0.99	$ 0.92
Diluted EPS	$ 0.40	$ 0.36	$ 0.98	$ 0.92
Weighted Average Basic shares	3,910,809	3,907,675	3,910,212	3,930,313
Weighted Average Diluted Shares	3,939,224	3,925,738	3,943,076	3,946,603
Cash dividends	$ 0.06	$ 0.06	$ 0.18	$ 0.12
Book value at period-end			$ 12.10	$ 11.26
Ending shares (adjusted for stock dividend in December 2003)			3,903,067	3,909,345

Selected Financial Data - Summary cont:

Financial Ratios:	Quarter Ended September 30,		Year to Date September 30,	
	2004	**2003**	**2004**	**2003**
Return on Average Assets	1.26%	1.22%	1.05%	1.11%
Return on Average Equity	13.46%	13.07%	11.20%	11.29%
Net Interest Margin to Earning Assets	5.25%	5.31%	5.07%	5.33%
Net loan losses (recoveries) to avg. loans	-0.01%	0.11%	-0.05%	0.23%
Efficiency Ratio (Bank only)	61.30%	68.75%	64.49%	66.64%

SUMMARY BALANCE SHEET

(Unaudited in thousands)	September 30,	
Assets:	**2004**	**2003**
Cash and Equivalents	$ 17,086	$ 44,461
Investments	84,887	71,004
Loans	379,363	337,095
Allowance for Credit Losses	(7,827)	(6,164)
BWC Mortgage Services, Loans Held-for-Sale	28,424	5,737
Other Assets	14,680	11,776
Total Assets	$ 516,613	$ 463,909
Deposits:	$ 393,376	$ 382,688
Other Borrowings	72,463	33,847
Other Liabilities	3,539	3,354
Total Liabilities	469,378	419,889
Equity	47,235	44,020
Total Liabilities and Equity	$ 516,613	$ 463,909